BEIJING BRUSSELS HONG KONG LONDON LOS ANGELES NEWPORT BEACH NEW YORK	1999 Avenue of the Stars, 7th Floor Los Angeles, California 90067-6035 TELEPHONE (310) 553-6700 FACSIMILE (310) 246-6779 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

September 20, 2011 VIA EDGAR AND E-MAIL		OUR FILE NUMBER 510692-46 WRITER’S DIRECT DIAL (310) 246-6816 WRITER’S E-MAIL ADDRESS djohnson@omm.com

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:                    Justin Dobbie, Legal Branch Chief

Re:	Lions Gate Entertainment Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 16, 2011
File No. 333-176656

Ladies and Gentlemen:

On behalf of Lions Gate Entertainment Corp. (the “Company”), this letter is submitted in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 19, 2011 (the “Letter”) regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-176656) (the “Registration Statement”) filed under the Securities Act of 1933 (the “Securities Act”).  Our response to the specific comment is set forth below.  For the convenience of the Staff, the comment from the Letter is restated in bold and italics prior to the response to such comment.  All defined terms used in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

General

1.                                       We note your responses in our prior comments one, two and three.  Please confirm that the form of prospectus filed as part of the registration statement on Form S-3 only omits from the information required by the form to be in the prospectus information that is unknown or not reasonably available to the company.  Otherwise, please revise the cover page, plan of distribution and elsewhere as appropriate to include all information required by the form to be in the prospectus that is known or reasonably available to the company regarding the offering contemplated by the agreement with Icahn.  We note, in particular, the limited amount of time provided by the Designation Period and the statement in response to our prior comment one that the company currently intends for the securities to be offered to the public through an underwritten public offering.  Refer to Securities Act Rule 430B.

We respectfully advise the Staff that we have been advised by the Company that the actual method of distribution for the securities covered by the Registration Statement is currently unknown or not reasonably available to the Company.  As stated in our prior response to your prior comment one, we have been advised by the Company that its current intention and preference is that the securities of the selling securityholders be offered to the public through an underwritten public offering due to the ease of execution and certainty such a method of distribution would provide.  However, due to the current uncertainty of market conditions, and considering factors such as the volume of common shares to be offered and the current market price of the common shares, the Company believes that it must maintain the flexibility to potentially use alternative distribution methods to effect the sale of the common shares subject to the Registration Statement.  As a result, the Company is not in a position to state that the securities of the selling securityholders will be offered to the public through an underwritten public offering.  The Company therefore confirms that the form of prospectus filed as part of the Registration Statement only omits from the information required by Form S-3 to be in the prospectus, information that is unknown or not reasonably available to the Company in accordance with Securities Act Rule 430B.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request the Staff contact me at (310) 246-6816 with any questions or comments regarding this letter.

Sincerely,

/s/ David J. Johnson, Jr.

David J. Johnson, Jr.
of O’MELVENY & MYERS LLP

cc:                                 Wayne Levin,

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.